

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2014

Via E-mail
Trent D. Davis
President
Paulson Capital (Delaware) Corp.
1331 NW Lovejoy Street, Suite 720
Portland, Oregon 97209

> **Re: Paulson Capital (Delaware) Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 9, 2014**
> **File No. 0-18188**

Dear Mr. Davis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with an analysis as to the potential application of Exchange Act Rule 13e-3 to the proposed merger with VBI, given that it appears that the transaction may have a reasonable likelihood of causing Paulson's common stock, which is registered pursuant to Exchange Act Section 12(b), to become eligible for termination of registration or suspension of reporting under the Exchange Act. In your response, please address the following considerations:

- Tell us whether the merger could cause Paulson's common stock to become eligible for termination of registration or suspension of reporting under the Exchange Act. Also address whether the merger is the first step in a series of transactions which together have a reasonable likelihood of producing, directly or indirectly, one or more of the effects described in Rule 13e-3(a)(3)(ii).

- Tell us whether any of the VBI selling shareholders are affiliates of Paulson. See Rule 13e-3(a)(1).

- Tell us whether either of the July 2013 Investors are affiliates of Paulson. If so, it appears that they are indirectly engaged in the transaction insofar as they agreed to loan funds to VBI in exchange for bridge notes convertible into shares of the surviving company.

- Tell us how Mr. Davis' equity interest in and position with Paulson will change as a result of the merger. Similarly, tell us how Mr. Timmons' equity interest in and position with Paulson will change as a result of the merger. For guidance, refer to Sections 201.01 and 201.05 of the Division's Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations, available on our website.

2.   Please tell us what consideration you gave to the application of Exchange Act Rule 13e-3 to the proposed reverse stock split, given that fractional interests will be cashed out. Notwithstanding your stated intent that the Paulson common stock remain subject to the Exchange Act reporting requirements and listed on the NASDAQ Capital Market, it appears that the reverse stock split may have a reasonable likelihood of producing one or more of the effects described in Rule 13e-3(a)(3)(ii).

3.   Please refer to our separate letter dated May 15, 2014 concerning your Form 10-K for the fiscal year ended December 31, 2013 and make corresponding revisions to your proxy statement disclosure as applicable.

4.   Please revise your filing to include your form of proxy. See Exchange Act Rule 14a-6(a), which requires you to file both the proxy statement and the form of proxy in preliminary form.

Questions and Answers about the Special Meeting and the Merger, page 14

Other Matters, page 21

5.   We note your statement on page 21 that if the Paulson Board properly presents any matter other than the proposals described in this proxy statement, "[a] proxy in the accompanying form or properly submitted by telephone or over the Internet will give authority to [your designees] to vote on such matters at their respective discretion…." Exchange Act Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please revise to clarify.

Security Ownership of Certain Beneficial Owners and Management, page 35

6.   Please also disclose your anticipated capitalization after giving effect to the proposals for which you are soliciting shareholder approval.

Proposal 1 – The Merger Proposal, page 48

7.   Please tell us which exemption from registration under the Securities Act of 1933 you are relying on in order to complete the share exchange with VBI.

Proposal 2 – The Non Public Offering Proposal, page 61

8.   Where you disclose on page 62 that the shares will be sold for $0.429 per share, please also disclose the percentage discount that this price represents to the current trading price of Paulson shares.

Proposal 3 – The Placement Agent Fee Proposal, page 62

9.   We note your disclosure that the 1,708,657 shares of common stock to be issued to Palladium will represent "1.27% of the outstanding Paulson Common Stock on a fully diluted basis immediately after the effective time." Please disclose the corresponding percentages for Middlebury and Evolution.

Proposal 4 – The Consulting Arrangement Fee Proposal, page 63

10.   Please disclose the corresponding equity percentage that the proposed issuance of 5,342,510 shares to Bezalel represents.

Proposal 9 – The Reverse Split Proposal, page 73

Effect of the Reverse Split on Holders of Outstanding Common Stock, page 74

11.   In addition to providing us with your analysis of the applicability of Exchange Act Rule 13e-3 in connection with comment 2 above, please disclose in this section the impact of the reverse stock split on the number of your record holders.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel